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                                                                     EXHIBIT 2.1

                                February 4, 1999



PETROLEUM DEVELOPMENT CORPORATION
9720-B Candelaria N.E.
Albuquerque, NM  87112

ATTENTION:  MR. JIM C. JOHNSON, JR.

                       RE:      PURCHASE PROPOSAL
                                H.E. WHITE UNIT
                                FREESTONE COUNTY, TEXAS

Dear Jim:

         In response to our phone conversation about the sale of 100% of our working interest in the H.E. White Unit in Freestone County, Texas, Venus hereby makes the following counterproposal subject to the following terms and conditions:

         1. Price: Venus hereby agrees to sell its working interest in the H.E. White Unit for $1,150,000.

         2. Payment for Wells: It is recognized that there are 3 wells drilled and completed on the referenced unit and it is understood and agreed that Venus will be responsible for all payments on the #1 and #2 wells through completion and operations through December 31, 1998. As to the H.E. White #3 well and future wells, PEDCO shall be responsible for the drilling, completing and operating expense for said wells and shall be responsible for all operating costs on all wells after December 31, 1998.

         3. Effective Date: The effective date of the purchase shall be midnight (12:00 p.m.) December 31, 1998. In the event Venus receives any income attributable to the interest herein conveyed for production of oil and/or gas which was produced after the effective date hereof, Venus shall immediately pay PEDCO such sums of money. In the event Venus has paid operating or other costs and charges attributable to the interest herein conveyed after the effective date hereof and prior to closing, Venus shall immediately furnish PEDCO evidence of the same and PEDCO shall immediately reimburse Venus such sums of money. At the time of closing, all operating expenses and other costs shall be paid in full by Venus as of that effective date. All operating and other costs and charges


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         after the effective date shall become PEDCO's responsibility. Taxes and other charges will be prorated as to the effective date.

         4. Closing: The closing contemplated by this offer shall take place in Venus' offices in San Antonio, or some other mutually acceptable location on or before February 12, 1999. At closing, PEDCO will pay to Venus, by check, the purchase price specified in paragraph 1 above. At closing, Venus shall execute and deliver to PEDCO the necessary instruments to convey in a mutually satisfactory form, with no warranty of title, except, by, through and under Venus, covering 100% of Venus' interest in the properties, equipment and oil, gas and other mineral leases described in that certain Declaration of Gas Unit, which is recorded in Volume 607, Page 506 of the Deed Records of Freestone County, Texas.

         5. Warranty: The subject property will be, at the time of conveyance to PEDCO, free and clear of all liens, charges and encumbrances created by Venus. The Assignment and Bill of Sale or other instrument of conveyance shall be without warranty of title, except by, through and under Venus, but not otherwise. Prior to closing, PEDCO shall have the opportunity to accept or reject title to the properties, equipment and oil, gas and mineral leases described in that certain Declaration of Gas Unit, which is recorded in Volume 607, Page 506 of the Deed Records of Freestone County, Texas. All personal property and equipment shall be sold as is and where is, with all faults and without any warranties whatsoever, either express or implied.

         6. Interest Delivered: Venus believes that it owns a 25% working interest and an 18.51% net revenue interest before payout and a 21.1804% working interest and a 16.51% net revenue interest after payout of the wells drilled on the H.E. White Unit (assuming back-in elections are made). There are currently three farmout agreements covering four tracts within the unit that have a large override that may be converted to a working interest at payout. These working interest and net revenue interest numbers are based off the enclosed schedule that was generated from the division order covering the H.E. White #1 well, and at this time there is a new division order title opinion being prepared by Anadarko covering this tract that will document the working interest and net revenue interest covering this tract. Venus does not warrant the working interest or net revenue interest set forth above, therefore, PEDCO agrees to check the records thoroughly and make its own determination as to the interest that Venus owns.

         In addition, in an Anadarko Title Opinion dated June 10, 1998, an overriding royalty interest of .24% has been deducted from the Venus net revenue interest. This overriding royalty interest was assigned out to employees of the company we acquired. We feel that this overriding


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         royalty has reverted back to Venus, but because record title is not clear on the ownership of this interest, we have deducted it from the net revenue interest stated above. The parties hereto agree that Venus will keep this overriding royalty interest and it will not be considered part of this transaction.

         7. Entire Agreement: This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, negotiations and understandings. Any amendment to this Purchase Proposal shall be done only by written instrument executed by both PEDCO and Venus. This agreement is binding upon and shall inure to the benefit of the parties hereto, their respective heirs, successors and assigns.

         If you concur with the terms and conditions set forth above, please indicate your acceptance by executing in the space provided below and returning one signed copy to the undersigned by 5:00 p.m. CST, February 4, 1999. At
5:00 p.m. CST, February 4, 1999, this proposal shall automatically terminate and become null and void.

                                          Very truly yours,

                                           /s/ JOHN Y. AMES

                                          John Y. Ames
                                          President and Chief Operating Officer

ACCEPTED and AGREED TO this
_____ day of ______________, 1999.

PETROLEUM DEVELOPMENT CORPORATION


By: /s/ JIM C. JOHNSON JR.
   -------------------------------------
Printed Name: JIM C. JOHNSON JR.
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JYA/dak